Exhibit (d)(19)
INTERIM SUBADVISORY AGREEMENT
     Agreement made as of the 12th day of July, 2011 by and between Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (“Investment Manager”), and Mondrian Investment Partners Limited, a limited company organized under the laws of England and Wales (“Subadviser”).
     WHEREAS, the Fund listed in Schedule A is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).
     WHEREAS, Investment Manager entered into an Investment Management Services Agreement (the “Advisory Agreement”) with the Fund pursuant to which Investment Manager provides investment advisory services to the Fund.
     WHEREAS, Investment Manager and the Fund each desire to retain Subadviser to provide investment advisory services to the Fund, and Subadviser is willing to render such investment advisory services.
     WHEREAS, the Investment Manager and the Fund each desire to retain Subadviser to provide investment advisory services to the Fund on an interim basis, pursuant to Rule 15a-4 under the 1940 Act, pending the approval by the Boards of Trustees of the Fund (the “Board”) of a new subadvisory agreement between the Investment Manager and Subadviser, pursuant to the terms and conditions of the order received by the Fund from the Securities and Exchange Commission (“SEC”) permitting the Investment Manager to appoint a subadviser or change the terms of a subadvisory agreement for the Fund without first obtaining shareholder approval (the “Manager-of-Managers’ Exemptive Order”).
     WHEREAS, Subadviser is expected to close a transaction that is likely to result in a change in control of Subadviser (the “Transaction”).
     WHEREAS, the services provided on behalf of the Subadviser pursuant to this Agreement are to be effective on the earlier of: (i) the closing of the Transaction, or (ii) August 11, 2011 (the “Agreement Effective Date”).
     WHEREAS, all references to the “Fund” in the Agreement shall be, and hereby are, references to the “Fund(s),” and shall mean those “Fund(s)” identified on Schedule A (as amended from time to time).
NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:
1.	Subadviser’s Duties.
(a)	Portfolio Management. Subject to supervision by Investment Manager and the Board, Subadviser shall manage the investment operations and the composition of that portion of assets of the Fund which is allocated to Subadviser from time to time by Investment Manager (which portion may include any or all of the Fund’s assets), including the purchase, retention, and disposition thereof, in accordance with the Fund’s investment objectives, policies, and restrictions, and subject to the following understandings:
(i)	Investment Decisions. Subadviser shall determine from time to time what investments and securities will be purchased, retained, or sold with respect to that portion of the Fund allocated to it by Investment Manager, and what portion of such assets will be invested or held uninvested as cash. Subadviser is prohibited from consulting with any other subadviser of the Fund concerning transactions of the Fund in securities or other assets, other than for purposes of complying with the conditions of Rule 12d3-1(a) or (b) of the 1940 Act. Subadviser will not be responsible for voting proxies issued by companies held in the Fund although Investment Manager may consult with Subadviser from time to time regarding the voting of proxies of securities owned by the Fund. Subadviser will not be responsible for filing claims in class action settlements related to securities currently or previously held by that portion of the Fund allocated to it by Investment Manager.

(ii)	Investment Limits. In the performance of its duties and obligations under this Agreement, Subadviser shall act in conformity with applicable limits and requirements, as amended from time to time, as set forth in the (a) Fund’s Prospectus and Statement of Additional Information (“SAI”); (b) instructions and directions of Investment Manager and of the Board; (c) requirements of the 1940 Act, the Internal Revenue Code of 1986, as amended, as applicable to the Fund, and all other applicable federal and state laws and regulations; and (d) the procedures and standards set forth in, or established in accordance with, the Advisory Agreement to the extent communicated in writing to Subadviser.

(iii)	Portfolio Transactions.
(A)	Trading. With respect to the securities and other investments to be purchased or sold for the Fund, Subadviser shall place orders with or through such persons, brokers, dealers, or futures commission merchants (including, but not limited to, broker-dealers that are affiliated with Investment Manager or Subadviser) selected by Subadviser; provided, however, that such orders shall be consistent with the brokerage policy set forth in the Fund’s Prospectus and SAI, or approved by the Board; conform with federal securities laws; and be consistent with seeking best execution. Within the framework of this policy, Subadviser may consider the research, investment information, and other services provided by, and the financial responsibility of, brokers, dealers, or futures commission merchants who may effect, or be a party to, any such transaction or other transactions to which Subadviser’s other clients may be a party in accordance with Section 28(e) of the Securities Exchange Act of 1934, as amended. To the extent permitted by law, and consistent with its obligation to seek best execution, the Subadviser may execute transactions or pay a broker-dealer a commission or markup in excess of that which another broker-dealer might have charged for executing a transaction provided that the Subadviser determines, in good faith, that the execution is appropriate or the commission or markup is reasonable in relation to the value of the brokerage and/or research services provided, viewed in terms of either that particular transaction or the Subadviser’s overall responsibilities with respect to the Fund and other clients for which it acts as subadviser.

(B)	Aggregation of Trades. On occasions when Subadviser deems the purchase or sale of a security or futures contract to be in the best interest of the Fund as well as other clients of Subadviser, Subadviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities or futures contracts to be sold or purchased in order to seek best execution. In such event, allocation of the securities or futures contracts so purchased or sold, as well as the expenses incurred in the transaction, will be made by Subadviser in the manner Subadviser considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other clients.

(C)	Subadviser will not arrange purchases or sales of securities between the Fund and other accounts advised by Subadviser or its affiliates unless (a) such purchases or sales are in accordance with applicable law (including Rule 17a-7 of the 1940 Act) and the Fund’s policies and procedures, (b) Subadviser determines the purchase or sale is in the best interests of the Fund, and (c) the Fund’s Board has approved these types of transactions.
(iv)	Records and Reports. Subadviser (a) shall maintain such books and records as are required based on the services provided by Subadviser pursuant to this Agreement under the 1940 Act and as are necessary for Subadviser to meet its record keeping obligations generally set forth under Section 31 of the 1940 Act and related rules thereunder, (b) shall render to the Board such periodic and special reports as the Board or Investment Manager may reasonably request in writing, and (c) shall meet with any persons at the request of Investment Manager or the Board for the purpose of reviewing Subadviser’s performance under this Agreement at reasonable times and upon reasonable advance written notice, provided that in normal market conditions, Subadviser shall not be required to provide more than four quarterly written/teleconference investment reviews and one annual presentation.

(v)	Transaction Reports. Subadviser shall provide the Investment Manager a daily trade file with information relating to all transactions concerning the Fund’s assets and shall provide Investment Manager with such information upon Investment Manager’s request. The Subadviser shall affirm or send a trade file of these transactions as instruction to the Custodian of the Fund.

(vi)	Management of Funds with Multiple Subadvisers. Subadviser’s responsibilities for providing services to a Fund shall be limited to the portion of the Fund’s assets allocated to Subadviser (“Subadviser Account”). Subadviser shall not, without the prior approval of Investment Manager, effect any transactions that would cause the Subadviser Account, treated as a separate fund, to be out of compliance with the Fund’s investment objectives, policies and restrictions. Subadviser shall not consult with any other subadviser of a Fund concerning transactions for the Fund in securities or other assets.
(b)	Compliance Program and Ongoing Certification(s). As requested, Subadviser shall timely provide to Investment Manager (i) information and commentary for the Fund’s annual and semi-annual reports, in a format approved by Investment Manager, and shall (a) certify that such information and commentary does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information and commentary not misleading, in a format reasonably requested by Investment Manager, as it may be amended from time to time, and (b) provide (i) additional certifications related to Subadviser’s management of the Fund in order to support the Fund’s filings on Form N-CSR and Form N-Q, and the Fund’s Principal Executive Officer’s and Principal Financial Officer’s certifications under Rule 30a-2 of the 1940 Act, thereon; in a format reasonably requested by Investment Manager, as it may be amended from time to time, (ii) a quarterly sub-certification with respect to compliance matters related to Subadviser and the Subadviser’s management of the Fund, in a format reasonably requested by Investment Manager, as it may be amended from time to time; (iii) an annual certification from the Subadviser’s Chief Compliance Officer, appointed under Rule 206(4)-7 of the Investment Advisers Act of 1940 (the “Advisers Act”), or his or her designee with respect to the design and operation of Subadviser’s compliance program, in a format reasonably requested by Investment Manager, as it may be amended from time to time; and (iv) from time to time Subadviser shall provide such certifications with respect to Rule 38a-1 under the 1940 Act, as are reasonably requested by the Fund or Investment Manager. In addition, Subadviser will, from time to time, provide a written assessment of its compliance program in conformity with current industry standards that is reasonably acceptable to the Investment Manager to enable the Fund to fulfill its obligations under Rule 38a-1 of the 1940 Act.

(c)	Maintenance of Records. Subadviser shall timely furnish to Investment Manager all information relating to Subadviser’s services hereunder which are needed by

Investment Manager to maintain the books and records of the Fund required under the 1940 Act. Subadviser shall maintain for the Fund the records required by paragraphs (b)(5), (b)(6), (b)(7), (b)(9), (b)(10) and (f) of Rule 31a-1 under the 1940 Act and any additional records as agreed upon by Subadviser and Investment Manager. Subadviser agrees that all records which it maintains for the Fund are the property of the Fund and Subadviser will surrender promptly to the Fund any of such records upon the Fund’s request; provided, however, that Subadviser may retain a copy of such records. Subadviser further agrees to preserve for the periods prescribed under the 1940 Act any such records as are required to be maintained by it pursuant to paragraph 1(a) hereof.

(d)	Insurance and Code of Ethics. Subadviser will provide the Fund with reasonable evidence that, with respect to its activities on behalf of the Fund, Subadviser is maintaining (i) adequate errors and omissions insurance and (ii) an appropriate Code of Ethics and related reporting procedures.

(e)	Confidentiality. Subadviser agrees that it shall exercise the same standard of care that it uses to protect its own confidential and proprietary information, but no less than reasonable care, to protect the confidentiality of the Portfolio Information. As used herein “Portfolio Information” means confidential and proprietary information with regard to the portfolio holdings and characteristics of the portion of the Fund allocated to Subadviser, that Subadviser manages under the terms of this Agreement. Subadviser will restrict access to the Portfolio Information to those employees of Subadviser who will use it only for the purpose of providing services under this Agreement. The foregoing shall not prevent Subadviser from disclosing Portfolio Information that is (1) publicly known or becomes publicly known through no unauthorized act, (2) rightfully received from a third party without obligation of confidentiality, (3) approved in writing by Investment Manager for disclosure, (4) disclosed in the course of a routine regulatory examination, or (5) required to be disclosed pursuant to a requirement of a governmental agency or law so long as Subadviser provides (to the extent permitted under applicable law) Investment Manager with prompt written notice of such requirement prior to any such disclosure; however, the Subadviser is not required to provide such notice if information is provided on an aggregate basis without specific attribution to the Fund; (6) to affiliates of the Subadviser that have a reason to know such information; (7) to the custodian of the Fund; (8) to brokers and dealers that are counterparties for trades for the Fund; (9) to futures commission merchants executing or clearing transactions in connection with the Fund, if applicable; and (10) to third party service providers to the Subadviser subject to confidentiality agreements. Notwithstanding the foregoing, to the extent Portfolio Information is similar to investments for other clients of the Subadviser, the Subadviser may disclose such investments without direct reference to the Fund.
2.	Investment Manager’s Duties. Investment Manager shall continue to have responsibility for all other services to be provided to the Fund pursuant to the Advisory Agreement and shall oversee and review Subadviser’s performance of its duties under this Agreement. Investment Manager shall also retain direct portfolio management responsibility with respect to any assets of the Fund which are not allocated by it to the portfolio management of Subadviser as provided in paragraph 1(a) hereof or to any other subadviser. Investment Manager will periodically provide to Subadviser a list of the affiliates of Investment Manager or the Fund to which investment restrictions apply, and will specifically identify in writing (a) all publicly traded companies in which the Fund may not invest, together with ticker symbols for all such companies (Subadviser will assume that any company name not accompanied by a ticker symbol is not a publicly traded company), and (b) any affiliated brokers and any restrictions that apply to the use of those brokers by the Fund.

3.	Documents Provided to Subadviser. Investment Manager has delivered or will deliver to Subadviser current copies and supplements thereto of each of the Prospectus and SAI pertaining to the Fund, and will promptly deliver to it all future amendments and supplements, if any.

4.	Compensation and Expenses of Subadviser.
(a)	For the services provided and the expenses assumed pursuant to this Agreement, Investment Manager will pay to Subadviser, from the Agreement Effective Date, a fee which shall be accrued daily at the annual rates as a percentage of the Fund’s average daily net assets set forth in the attached Schedule A which Schedule can be modified from time to time upon mutual agreement of the parties to reflect changes in annual rates, subject to appropriate approvals required by the 1940 Act, if any. The fee shall be deposited in an interest-bearing escrow account established by the Fund with the Fund’s custodian or bank. If a new subadvisory agreement between Investment Manager and Subadviser is approved by the Board under the Manager-of-Managers’ Exemptive Order within 150 days from the date hereof, the amount in escrow (plus interest earned on that amount while in escrow) will be paid to the Subadviser. If the Board does not approve a new subadvisory agreement between Investment Manager and Subadviser (within 150 days hereof), the Subadviser shall be paid, out of the escrow account, the lesser of (a) any costs incurred by the Subadviser in performing this Agreement (plus interest earned on that amount while in escrow) or (b) the total amount in the escrow account (plus interest earned). If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such portion of the month bears to the full month in which such effectiveness or termination occurs. During the term of this Agreement, Subadviser will pay all expenses incurred by it in connection with its activities under this Agreement other than the cost of securities and other assets (including brokerage commissions, if any) purchased for the Fund.

(b)	Subadviser shall bear all expenses incurred by it and its staff with respect to all activities in connection with the performance of Subadviser’s services under this Agreement, including but not limited to salaries, overhead, travel, preparation of Board materials, review of marketing materials relating to Subadviser or other information provided by Subadviser to Investment Manager and/or the Fund’s distributor, and marketing support. Subadviser agrees to pay to Investment Manager the external (but not in-house to the Fund or Investment Manager or their affiliates) reasonable cost of generating a prospectus supplement, which includes preparation, filing, printing, and distribution (including mailing) of the supplement, if the Subadviser makes any changes that require immediate disclosure in the prospectus or any required regulatory documents that may be caused by changes to its structure or ownership, to investment personnel, to investment style, guidelines or management, or otherwise (“Changes”), and at the time of notification to the Fund or Investment Manager by the Subadviser of such Changes, the Fund is not generating a supplement for other purposes, up to an aggregate maximum amount per Change event for the Funds identified on Schedule A of (i) $15,000 in the event the combined assets of the Funds managed by the Subadviser are equal to or less than $300 million and (ii) $30,000 in the event the combined assets of the Fund managed by the Subadviser are greater than $300 million. In the event two or more subadvisers, if applicable, each require a supplement simultaneously, the expense (other than the costs of printing and mailing) of a combined supplement will be shared pro rata with such other subadviser(s) based upon the number of pages required by each such subadviser, and each such subadviser shall pay its pro rata share of printing and mailing costs and expenses based upon the number of supplements required to be printed and mailed. All other expenses not specifically assumed by Subadviser hereunder or by Investment Manager under the Advisory Agreement are borne by the applicable Fund.

In the event that there is a proposed change in control of Subadviser that would act to terminate this Agreement, if a vote of shareholders to approve continuation of this Agreement is at that time deemed by counsel to the fund to be required by the 1940 Act or any rule or regulation thereunder, and at the time of notification to the Fund or Investment Manager by the Subadviser of such change in control, the Fund is not generating a solicitation of shareholder for other purposes, Subadviser agrees to assume all external (but not in-house to the Fund or Investment Manager or their affiliates) reasonable costs associated with soliciting shareholders of the appropriate Fund(s), to approve continuation of this Agreement, up to an aggregate maximum amount per change in control for the Funds identified in Schedule A (i) $15,000 in the event the combined assets of the Funds managed by the Subadviser are equal to or less than $300 million and (ii) $30,000 in the event the combined assets of the Fund managed by the Subadviser are greater than $300 million. Such expenses include the reasonable costs of preparation, filing and mailing of a proxy statement, and of soliciting proxies.

In the event that such proposed change in control of Subadviser shall occur and the Fund is operating under the Manager-of-Managers’ Exemptive Order with respect to the appointment of subadvisers absent shareholder approval, and at the time of notification to the Fund or Investment Manager by the Subadviser of such change in control, the Fund is not generating an information statement for other purposes, Subadviser agrees to assume all external (but no in-house to the Fund or Investment Manager or their affiliates) reasonable costs and expenses (including the costs of preparation, mailing and filing) associates with the preparation of an information statement, required by the exemptive order containing all information that would be included in a proxy statement, up to an aggregate maximum amount per change in control for the Funds identified in Schedule A (i) $15,000 in the event the combined assets of the Funds managed by the Subadviser are equal to or less than $300 million and (ii) $30,000 in the event the combined assets of the Fund managed by the Subadviser are greater than $300 million.
5.	Liability of Subadviser. Subadviser agrees to perform faithfully the services required to be rendered to the Fund under this Agreement, but nothing herein contained shall make Subadviser or any of its officers, partners, or employees liable for any loss sustained by the Fund or its officers, directors, or shareholders, Investment Manager, or any other person on account of the services which Subadviser may render or fail to render under this Agreement; provided, however, that nothing herein shall protect Subadviser against liability to the Fund or to any of its shareholders, to which Subadviser would otherwise be subject, by reason of its willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under this Agreement. Nothing in this Agreement shall protect Subadviser from any liabilities, which it may have under the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Advisers Act of 1940, as amended, or the 1940 Act. Notwithstanding the foregoing, neither the Subadviser nor its affiliates shall be liable for any loss or damage arising or resulting from the acts or omissions of the custodian of the Fund, any broker, financial institution or any other third party with or through whom the Subadviser arranges or enters into a transaction in respect of the Fund, except to the extent that the Subadviser or its affiliate instructed such broker, financial institution or third party to take such action or omission. Subadviser does not warrant that the portion of the assets of the Fund managed by Subadviser will achieve any particular rate of return or that its performance will match any benchmark index or other standard or objective.
6.	Representations of Subadviser. Subadviser represents and warrants as follows:
(a)	Subadviser (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the 1940 Act or the Advisers Act from performing the services contemplated by this Agreement; (iii) has appointed a Chief Compliance Officer under Rule 206(4)-7 of the Advisers Act; (iv) as of October 5, 2004, has adopted written policies and procedures that are reasonably designed to prevent violations of the Advisers Act from occurring, detect violations that have occurred, correct promptly any violations that have occurred, and will provide prompt notice of any material violations relating to the Fund to Investment Manager; (v) has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; (vi) has the authority to enter into and perform the services contemplated by this Agreement; and (vii) will promptly notify Investment Manager of the occurrence of any event that would disqualify Subadviser from serving as an investment adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise.

(b)	Subadviser has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act and will provide Investment Manager with a copy of the code of ethics. Within 60 days of the end of the last calendar quarter of each year that this Agreement is in effect, a duly authorized officer of Subadviser shall certify to Investment Manager that Subadviser has complied with the requirements of Rule 17j-1 during the previous year and that there has been no material violation of Subadviser’s code of ethics or, if such a violation has occurred, that appropriate action was taken in response to such violation. To the extent Subadviser has approved any material changes to its code of ethics, such revised code together with an explanation of such amendments shall be promptly (but in no event later than 60 days) provided to Investment Manager.

(c)	Subadviser has provided Investment Manager with a copy of its Form ADV Part II, which as of the date of this Agreement is its Form ADV Part II as most recently deemed to be filed with the SEC, and promptly will furnish a copy of all amendments to Investment Manager (at least annually).

(d)	Subadviser will promptly notify Investment Manager of any changes in the controlling shareholder, in the key personnel who are either the portfolio manager(s) responsible for the Fund or the Chief Executive Officer of Subadviser, or if there is otherwise an actual change in control or management of Subadviser.

(e)	Subadviser agrees that neither it nor any of its affiliates will in any way refer directly or indirectly to its relationship with the Fund or Investment Manager, or any of their respective affiliates in offering, marketing, or other promotional materials without the prior written consent of Investment Manager; provided that Subadviser shall not be required to obtain Investment Manager’s prior written consent to make factual statements regarding the fact that it serves as subadviser to the Fund on a representative client list, in responding to requests for information, in required disclosures, or in responding to regulatory inquiries.
7.	Representations of Investment Manager. Investment Manager represents and warrants as follows:
(a)	Investment Manager (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) is not prohibited by the 1940 Act or the Advisers Act from performing the services contemplated by this Agreement, (iii) has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; (iv) has the authority to enter into and perform the services contemplated by this Agreement; and (v) will promptly notify Subadviser of the occurrence of any event that would disqualify Investment Manager from serving as an investment adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise.

(b)	Investment Manager agrees that neither it nor any of its affiliates will in any way refer directly or indirectly to its relationship with Subadviser, or any of its affiliates in offering, marketing, or other promotional materials without the prior written consent of Subadviser; provided that Investment Manager shall not be required to obtain Subadviser’s prior written consent to make factual statements regarding the fact that Subadviser serves as subadviser to the Fund on a representative client list, in responding to requests for information, in required disclosures or in responding to regulatory inquiries.
8.	Liability and Indemnification.
(a)	Except as may otherwise be provided by the 1940 Act or any other federal securities law, Subadviser, any of its affiliates and any of the officers, partners, employees, consultants, or agents thereof shall not be liable for any losses, claims, damages, liabilities, or litigation (including legal and other expenses) incurred or suffered by the Fund, Investment Manager, or any affiliated persons thereof (within the meaning of Section 2(a)(3) of the 1940 Act) or controlling persons thereof (as described in Section 15 of the 1933 Act) (collectively, “Fund and Investment Manager Indemnitees”) as a result of any error of judgment or mistake of law by Subadviser with respect to the Fund, except that nothing in this Agreement shall operate or purport to operate in any way to exculpate, waive, or limit the liability of Subadviser for, and Subadviser shall indemnify and hold harmless the Investment Manager Indemnitees against any and all losses, claims, damages, liabilities, or litigation (including reasonable legal and other expenses) to which any of the Investment Manager Indemnitees may become subject under the 1933 Act, the 1940 Act, the Advisers Act, or under any other statute, at common law, or otherwise arising out of or based on (i) any willful misconduct, bad faith, reckless disregard, or gross negligence of Subadviser in the performance of any of its duties or obligations hereunder; (ii) any untrue statement of a material fact regarding the Subadviser contained in the Prospectus and SAI, proxy materials, reports, advertisements, sales literature, or other materials pertaining to the Fund or the omission to state therein a material fact regarding the Subadviser known to Subadviser which was required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon written information furnished to Investment Manager or the Fund by the Subadviser Indemnitees (as defined below) for use therein; provided, however, that Subadviser has had a reasonable opportunity to review information regarding the Subadviser contained in the Prospectus and SAI, proxy materials, reports, advertisements, sales literature or other materials pertaining to the Fund as set forth in section 11; or (iii) any violation of federal or state statutes or regulations by Subadviser. It is further understood and agreed that Subadviser may rely upon information furnished to it by Investment Manager that it reasonably believes to be accurate and reliable. The federal securities laws impose liabilities in certain circumstances on persons who act in good faith, and therefore nothing herein shall in any way constitute a waiver of limitation of any rights which Investment Manager may have under any securities laws.

(b)	Except as may otherwise be provided by the 1940 Act or any other federal securities law, Investment Manager and the Fund shall not be liable for any losses, claims, damages, liabilities, or litigation (including legal and other expenses) incurred or suffered by Subadviser or any of its affiliated persons thereof (within the meaning of Section 2(a)(3) of the 1940 Act) or controlling persons (as described in Section 15 of the 1933 Act) (collectively, “Subadviser Indemnitees”) as a result of any error of judgment or mistake of law by Investment Manager with respect to the Fund, except that nothing in this Agreement shall operate or purport to operate in any way to exculpate, waive, or limit the liability of Investment Manager for, and Investment Manager shall indemnify and hold harmless the Subadviser Indemnitees against any and all losses, claims, damages, liabilities, or litigation (including reasonable legal and other expenses) to which any of the Subadviser Indemnitees may become subject under the 1933 Act, the 1940 Act, the Advisers Act, or under any other statute, at common law, or otherwise arising out of or based on (i) any willful misconduct, bad faith, reckless disregard, or gross negligence of Investment Manager in the performance of any of its duties or obligations hereunder; (ii) any untrue statement of a material fact contained in the Prospectus and SAI, proxy materials, reports, advertisements, sales literature, or other materials pertaining to the Fund or the omission to state therein a material fact known to Investment Manager which was required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission concerned the Subadviser and was made in reliance upon written information furnished to Investment Manager or the Fund by a Subadviser Indemnitee for use therein, or (iii) any violation of federal or state statutes or regulations by Investment Manager or the Fund.

(c)	After receipt by Investment Manager or Subadviser, its affiliates, or any officer, director, employee, or agent of any of the foregoing, entitled to indemnification as stated in (a) or (b) above (“Indemnified Party”) of notice of the commencement of any action, if a claim in respect thereof is to be made against any person obligated to provide indemnification under this section (“Indemnifying Party”), such Indemnified Party shall notify the Indemnifying Party in writing of the commencement thereof as soon as practicable after the summons or other first written notification giving information of the nature of the claim that has been served upon the Indemnified Party; provided that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability under this section, except to the extent that the omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is damaged solely as a result of the failure to give such notice. The Indemnifying Party, upon the request of the Indemnified Party, shall retain counsel satisfactory to the Indemnified Party to represent the Indemnified Party in the proceeding, and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel, or (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation by both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment.
9.	Duration and Termination.
(a)	Unless sooner terminated as provided herein, this Agreement shall continue in effect, with respect to a Fund, for a period of 150 days after the Agreement Effective Date.

(b)	Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund on 10 days’ written notice to Subadviser. This Agreement may also be terminated, without the payment of any penalty, by Investment Manager (i) upon 10 days’ written notice to Subadviser; (ii) upon material breach by Subadviser of any representations and warranties set forth in this Agreement, if such breach has not been cured within 10 days after written notice of such breach; or (iii) immediately if, in the reasonable judgment of Investment Manager, Subadviser becomes unable to discharge its duties and obligations under this Agreement, including circumstances such as the insolvency of Subadviser or other circumstances that could adversely affect the Fund. Subadviser may terminate this Agreement at any time, without payment of any penalty, (1) upon 60 days’ written notice to Investment Manager; or (2) upon material breach by Investment Manager of any representations and warranties set forth in the Agreement, if such breach has not been cured within 20 days after written notice of such breach. This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Advisory Agreement.

(c)	In the event of termination of the Agreement, those paragraphs of the Agreement which govern conduct of the parties’ future interactions with respect to the Subadviser having provided investment management services to the Fund(s) for the duration of the Agreement, including, but not limited to, paragraphs 1(a)(iv)(a), 1(d), 1(e), 5, 8(a), 8(b), 8(c), 15, 17, and 18, shall survive such termination of the Agreement.
10.	Subadviser’s Services Are Not Exclusive. Nothing in this Agreement shall limit or restrict the right of Subadviser or any of its partners, officers, or employees to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any business, whether of a similar or a dissimilar nature, or limit or restrict Subadviser’s right to engage in any other business or to render services of any kind to any other mutual fund, corporation, firm, individual, or association. Subadviser acts as adviser to other clients and may, subject to compliance with its fiduciary obligations, give advice, and take action, with respect to any of those which may differ from the advice given, or the timing or nature of action taken, with respect to the Fund. Subject to its fiduciary obligation to the Fund, Subadviser shall have no obligation to purchase or sell for the Fund, or to recommend for purchase or sale by the Fund, any security which Subadviser, its principals, affiliates or employees may purchase or sell for themselves or for any other clients.
11.	References to Subadviser. Subadviser hereby grants to Investment Manager during the term of this Agreement, the right and license to use Subadviser’s name and registered and unregistered trademarks, service marks and logos on Investment Manager’s web site(s) and in other materials solely for the purposes of disclosing and promoting the relationship between the parties as described herein, provided that such website(s) and materials present clearly identify the Investment Manager as the investment advisor of the applicable Fund and provided further that the Investment Manager’s name/trademark/service mark/logo is more prominent than the Subadviser’s name/trademark/service mark/logo. In accordance with the exercise of the license rights granted in the preceding sentence, Investment Manager agrees to furnish to Subadviser at its principal office all prospectuses, SAI’s, proxy statements, reports to shareholders, sales literature, or other material prepared for distribution to sales personnel, shareholders of the Fund or the public, that refer to Subadviser prior to the use thereof, and not to use such material if Subadviser reasonably objects in writing five (5) business days (or such other time as may be mutually agreed upon) after receipt thereof. Such materials may be furnished to Subadviser hereunder by first-class or overnight mail, electronic or facsimile transmission, or hand delivery.
12.	Notices. Any notice under this Agreement must be given in writing as provided below or to another address as either party may designate in writing to the other.
     Subadviser:
     Mondrian Investment Partners Limited

Fifth Floor, 10 Gresham Street
London EC2V 7JD
United Kingdom
Attn.: Chief Executive Officer
Tel: +44 20 7477 7000
Fax: +44 20 7776 8511
with a copy to:
Mondrian Investment Partners (U.S.), Inc.
Two Commerce Square
2001 Market Street, Suite 3810
Philadelphia, PA 19103
Attn.: President
Tel.: 215-825-4500
Fax.: 215-561-4100
Investment Manager:
Christopher Thompson
Senior Vice President — Investment Products & Marketing
225 Franklin Street
Boston, Massachusetts 02110
Tel: 617-385-9525
Fax: 617-385-9529
with a copy to:
Christopher O. Petersen
Vice President and Chief Counsel
Ameriprise Financial
50606 Ameriprise Financial Center
Minneapolis, MN 55474
Tel: (612) 671-4321
Fax: (612) 671-3767
13.	Amendments. This Agreement may be amended by mutual consent, subject to approval by the Board and the Fund’s shareholders to the extent required by the 1940 Act.

14.	Assignment. No assignment of this Agreement shall be made by Investment Manager or Subadviser without the prior written consent of the Fund, and, if required by law, the Fund’s shareholders, and Investment Manager or Subadviser (as applicable). Notwithstanding the foregoing, no assignment shall be deemed to result from any changes in the directors, officers, or employees of Investment Manager or Subadviser except as may be provided to the contrary in the 1940 Act or the rules and regulations thereunder.

15.	Governing Law. This Agreement, and, in the event of termination of the Agreement, those paragraphs that survive such termination of the Agreement under paragraph 9, shall be governed by the laws of the State of Minnesota, without giving effect to the conflicts of laws principles thereof, or any applicable provisions of the 1940 Act. To the extent that the laws of the State of Minnesota, or any of the provision of this Agreement, conflict with applicable provisions of the 1940 Act, the latter shall control.

16.	Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto, and supersedes all prior agreements and understandings relating to the subject matter hereof.

17.	Severability. Should any part of this Agreement be held invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement and, in the event of termination of the Agreement, those paragraphs that survive such termination of the Agreement under paragraph 9, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

18.	Interpretation. Any questions of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision in the 1940 Act and to interpretation thereof, if any, by the federal courts or, in the absence of any controlling decision of any such court, by rules, regulations, or orders of the SEC validly issued pursuant to the 1940 Act. Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is altered by a rule, regulation, or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation, or order.

19.	Headings. The headings in this Agreement are intended solely as a convenience and are not intended to modify any other provision herein.

20.	Authorization. Each of the parties represents and warrants that the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action by such party and when so executed and delivered, this Agreement will be the valid and binding obligation of such party in accordance with its terms.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

COLUMBIA MANAGEMENT		MONDRIAN INVESTMENT
INVESTMENT ADVISERS, LLC		PARTNERS LIMITED

By:	/s/ Michael A. Jones Signature	By:	/s/ David Tilles Signature

Name:	Michael A. Jones	Name:	David Tilles

	Printed		Printed

Title:	President	Title:	Executive Chairman

SCHEDULE A
TO INTERIM SUBADVISORY AGREEMENT
(as of Agreement Effective Date)
Funds
Columbia Multi-Advisor International Value Fund
Variable Portfolio — Mondrian International Small Cap Fund
Compensation pursuant to Paragraph 4 of Interim Subadvisory Agreement shall be calculated in accordance with the following schedule:
Columbia Multi-Advisor International Value Fund

Average Daily Net Assets	Rate
On all assets*	0.70%
Variable Portfolio — Mondrian International Small Cap Fund

Average Daily Net Assets	Rate
On all assets*	0.65%

*	The rates set forth above apply to average daily net assets that are subject to the Subadviser’s investment discretion in the respective fund.
The fee schedule is subject to the following conditions:
a) minimum combined asset value of the assets of the two Funds managed by the Subadviser of USD 100 million (or fees equivalent thereto);
b) maximum limit on combined asset value of the assets of the two Fund managed by the Subadviser of USD 450 million;
c) maximum limit described in (b) above to be reviewed at the earlier of May 2012 date or upon reaching the USD 450 million.
d) in the normal course, Board meetings and other visits by the Subadviser to the Investment Manager’s offices shall be conducted jointly or on the same day so as to avoid multiple trips.
Date: July 12, 2011